UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Consolidated Graphics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

209341 10 6

(CUSIP Number)

Joe R. Davis

5858 Westheimer, Suite 200

Houston, Texas 77057

(713) 339-0977

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Ricardo Garcia-Moreno

Haynes and Boone, LLP

1221 McKinney Street, Suite 2100

Houston, Texas 77010

(713) 547-2000

January 31, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 209341 10 6		SCHEDULE 13D

1	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Joe R. Davis

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person IN

This Amendment No. 5 (this “Amendment”) amends the Schedule 13D originally filed by the Reporting Person with the U.S. Securities and Exchange Commission (the “SEC”) on April 14, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed on June 9, 2010 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed on September 8, 2010 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed on February 15, 2013 (“Amendment No. 3”) and Amendment No. 4 to the Original Schedule 13D filed on October 23, 2013 (Amendment No. 4”, together with the Original Schedule 13D and Amendments No. 1, 2 and 3, the “Schedule 13D”), to reflect the disposal of all of the Reporting Person’s Common Stock and options in connection with the merger of the Issuer with Hunter Merger Sub, Inc., a Texas corporation (“Merger Sub”) and wholly owned subsidiary of RR Donnelley & Sons Company, a Delaware corporation (“RR Donnelley”), pursuant to that certain Agreement and Plan of Merger by and among the Issuer, RR Donnelley and Hunter Merger Sub, dated as of October 23, 2013 (the “Merger Agreement”).  All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Schedule 13D.  Except as expressly amended below, the Schedule 13D remains in full force and effect.

Item 5.         Interest in Securities of the Issuer

Item 5 to Schedule 13D is amended, in pertinent part, as follows:

(a)-(c)  The Reporting Person has disposed of all of his Common Stock pursuant to the Merger Agreement, in exchange for the Per Share Merger Consideration (as defined in the Merger Agreement), paid as of January 31, 2014, the Effective Time of the merger.  In addition, all of the Reporting Person’s existing options were cancelled in exchange for the Per Share Stock Option Consideration (as defined in the Merger Agreement) multiplied by the aggregate number of shares of Common Stock into which his options were exercisable immediately prior to the Effective Time.

(e) As of January 31, 2014, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock, and accordingly, his obligation to file a Schedule 13D has been terminated.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2014

/s/ Joe R. Davis
Joe R. Davis